UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,266,793
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,266,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,266,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,266,793
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,266,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,266,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,266,793
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,266,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,266,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

OO, HC

8

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,266,793
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,266,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,266,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

IN, HC

9

CUSIP No. 06777U101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the transactions reported in this Amendment No. 5 and described in Item 4, Outerbridge Master, Outerbridge Partners, Outerbridge Fund and Outerbridge GP are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5. The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Capital, Outerbridge Special Opportunities, Outerbridge Special GP and Mr. Wallace came from the working capital of Outerbridge Special Opportunities. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 6,266,793 shares of Common Stock owned by Outerbridge Special Opportunities is approximately $14,413,624.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are pleased with the recent execution and financial performance of the Issuer, particularly with respect to its strong liquidity management, improved operating efficiency, momentum in winning new business, and the accelerating traction and impressive growth of its First Day Complete, bartleby®, and merchandise eCommerce initiatives. The Reporting Persons are further encouraged by the Issuer’s increased financial disclosures to highlight such growth initiatives. The Reporting Persons believe the Issuer is transforming itself into a market-leading digital education platform and are strongly supportive of this transformation.

On October 30, 2020, to better align its long-term support of the Issuer with the objectives and liquidity terms of its limited partners, Outerbridge Master sold its entire holding of the Issuer to Outerbridge Special Opportunities, which is an unlevered single-stock vehicle dedicated solely to holding BNED shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,633,117 shares of Common Stock outstanding, as of August 25, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 21, 2020.

10

CUSIP No. 06777U101

A.	Outerbridge Master
(a)	As of the close of business on November 3, 2020, Outerbridge Master did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Outerbridge Master since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Outerbridge Capital
(a)	As the investment manager to Outerbridge Special Opportunities, Outerbridge Capital may be deemed the beneficial owner of the 6,266,793 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,266,793
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,266,793

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Master and Outerbridge Special Opportunities since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Outerbridge GP
(a)	As of the close of business on November 3, 2020, Outerbridge GP did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Outerbridge GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Master since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 06777U101

D.	Outerbridge Partners
(a)	As of the close of business on November 3, 2020, Outerbridge Partners did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Outerbridge Partners has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Master since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Outerbridge Fund
(a)	As of the close of business on November 3, 2020, Outerbridge Fund did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Outerbridge Fund has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Master since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Outerbridge Special Opportunities
(a)	As of the close of business on November 3, 2020, Outerbridge Special Opportunities beneficially owned 6,266,793 shares.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,266,793
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,266,793

12

CUSIP No. 06777U101

(c)	The transaction in the securities of the Issuer by Outerbridge Special Opportunities since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
G.	Outerbridge Special GP
(a)	As the general partner of Outerbridge Special Opportunities, Outerbridge Special GP may be deemed the beneficial owner of the 6,266,793 shares owned by Outerbridge Special Opportunities.

Percentage: 12.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,266,793
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,266,793

(c)	Outerbridge Special GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transaction in the securities of the Issuer by Outerbridge Special Opportunities since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
H.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital and Outerbridge Special GP, Mr. Wallace may be deemed the beneficial owner of the 6,266,793 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,266,793
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,266,793

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Outerbridge Master and Outerbridge Special Opportunities since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

13

CUSIP No. 06777U101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 3, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Outerbridge Capital Management, LLC, Outerbridge Special Opportunities Fund, LP, Outerbridge Special Opportunities GP, LLC and Rory Wallace, dated November 3, 2020.

14

CUSIP No. 06777U101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2020

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE MASTER FUND LP

By:	Outerbridge GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge GP, LLC its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE FUND LTD.

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Authorized Signatory

15

CUSIP No. 06777U101

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP

By:	Outerbridge Special Opportunities GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

16

CUSIP No. 06777U101

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of
Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

OUTERBRIDGE MASTER FUND LP

Sale of Common Stock	(232,828)	$2.3000	10/30/2020
Disposition of Common Stock[1]	(6,266,793)	$2.3000	10/30/2020

OUTERBRIDGE Special opportunities fund, lp

Acquisition of Common Stock[1]	6,266,793	$2.3000	10/30/2020

1 Represents an internal transfer of shares from Outerbridge Master Fund LP to Outerbridge Special Opportunities Fund, LP.

17